Exhibit 4.8

AMENDMENT TO
LOAN AGREEMENT

The Loan Agreement (“Agreement”) is entered into by and between AVAILENT FINANCIAL, INC. (“Availent”), a Delaware Corporation with its principal place of business located at 2720 Stemmons Freeway, South Tower, Suite 600, Dallas, Texas 75207, and BOBBY LUTZ (“Lutz”), an individual whose address is 17300 Dallas Parkway, Suite 3050, Dallas, Texas 75248 dated February 11, 2003 is hereby amended as follows:

Section 1 Paragraph b) is deleted and replaced by the following:

b)                                     $125,000 on March 21, 2003 in 3 payments ($25,000 via wire transfer and two (2) checks of $50,000 each) in exchange for 50,000 warrants to purchase Availent common stock exercisable at $1.00 per share for a period of 60 months. These warrants and the underlying stock are to be included in any subsequent registration statement issued by the Company. Availent agrees that if the $125,000 is not repaid by the close of business on Friday April 4, 2003, any subsequent receipt of debt or equity funding from any source will be utilized to first retire the outstanding principal and accrued interest for the total Lutz debt.

This Agreement Amendment is entered into on this the        day of March, 2003.

BOBBY LUTZ, an individual

By:

AVAILENT FINANCIAL, INC., a Delaware Corporation

By:
Patrick A. McGeeney, President